Exhibit 1.01

Conflict Minerals Report of Crown Holdings, Inc.

This Conflict Minerals Report (“CMR”) of Crown Holdings, Inc. (“Crown” or the “Company”) for calendar year 2017 was prepared in accordance with Rule 13p-1 under the Securities Exchange Act of 1934. Numerous terms in this CMR are defined in Rule 13p-1 or in the related Securities and Exchange Commission (“SEC”) Release No. 34-67716 (August 22, 2012) and the reader is referred to the same for such definitions.

Business Overview

Crown, through its subsidiaries, is a leading supplier of packaging products to consumer marketing companies around the world. The Company determined that tin is contained in the tinplate steel it purchases for its metal packaging businesses. Additionally, the Company determined that tin, tantalum, tungsten and gold (“3TG”) may be contained in certain purchased components of the high-performance can-making machinery manufactured by the Company. The vast majority of suppliers that supply the Company with products that contain non-tin 3TG are suppliers to Crown’s can-making machinery business. This business generates less than 2% of Crown’s net sales.

Crown’s supply chain is complex, and Crown is typically several tiers removed from the smelter or refiner and mineral origin. Crown relies on its suppliers to provide information on the origin of the 3TG necessary to the functionality or production of Crown’s products. Crown has limited visibility beyond its direct suppliers to entities within the supply chain. Therefore, Crown relies principally on its direct suppliers to provide it with sourcing information.

Due Diligence Design Overview

Crown’s due diligence processes have been designed in conformance with the due diligence related steps of the framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition, and the related Supplements for 3TG, consistent with the Company’s position as a downstream company. Crown also relied on information from the Responsible Minerals Assurance Process (“RMAP”), formerly known as the Conflict-Free Smelter Program, a voluntary initiative managed by the Responsible Minerals Initiative (“RMI”), formerly known as the Conflict-Free Sourcing Initiative, in which an independent third party audits the procurement activities of a smelter or refiner to determine, with reasonable confidence, that the minerals it processes originated from conflict-free sources. Upon completion of a successful audit, the smelter or refiner is designated by the RMI as “Conformant.” Where information from the RMI is not available, the Company conducts its own diligence, which includes: contacting its first-tier suppliers for additional information, conducting internet research and analyzing the likelihood the 3TG originated from a Covered Country based on the smelter’s location. To guide its due diligence, the Company has established a due diligence compliance process that includes a documentation and record maintenance mechanism to ensure the retention of relevant documentation in a structured electronic database. Crown expects to continue to refine, revise and improve this compliance process as appropriate.

The Company’s due diligence on the source and chain of custody of the conflict minerals contained in the covered products included the following measures:

OECD Step 1 – Establish Strong Company Management Systems

Policy. Crown is in the process of adopting a company-wide Supplier Code of Conduct that will include Crown’s commitment to responsible sourcing of the conflict minerals in its products and its expectations that its suppliers will be similarly committed to responsible sourcing in the supply chain. Crown will communicate this to its first-tier suppliers and require them to acknowledge the Supplier Code of Conduct. In addition, in Crown’s purchase contracts for tinplate steel Crown currently requires that its suppliers comply with the conflict minerals rules.

Personnel. The Company’s conflict minerals compliance effort involved a cross-functional group of personnel from the legal, finance, and operations functions. This team is responsible for implementing Crown’s conflict minerals compliance strategy.

Supplier Engagement. The Company contacted all of the first-tier suppliers of tinplate steel for its metal packaging business and almost all of the first-tier suppliers for its can-making machinery business to provide them with notice of the relevant SEC requirements and to advise them of the Company’s commitment to responsibly source materials and of its due diligence expectations. In addition, the Company plans to include its conflict minerals policy as part of its Supplier Code of Conduct. The Company intends to archive the received supplier responses as part of its reasonable country of origin inquiry (“RCOI”) and due diligence. Feedback from this process will be used to modify, where appropriate, the design of the Company’s conflict minerals compliance program.

Grievance Mechanism. The Company’s existing procedures for reporting code of conduct or other ethics violations are also available for reporting conflict minerals compliance problems.

OECD Step 2 – Identify and Assess Risk in the Supply Chain

Identification of Risk. To identify risks in its supply chain, the Company contacted all of the first-tier tinplate steel suppliers for its metal packaging business and almost all of the first-tier suppliers for its can-making machinery business identified through its RCOI to request information regarding the source and chain of custody of conflict minerals in its supply chain. To facilitate the collection of complete, accurate, standardized and verifiable information, the Company relied primarily on the Conflict Minerals Reporting Template (the “CMRT”) made available by the RMI. The CMRT facilitates the transfer of information through the supply chain regarding country of origin, mine location and smelters and refiners used. Written instructions and recorded training illustrating the use of the CMRT are available on the RMI’s website.

Assessment of Risk. Upon receipt of completed CMRTs from its suppliers, the Company assessed the due diligence efforts of any identified smelter or refiner by examining the information provided in the CMRT to determine if the smelter or refiner has been validated under the RMI’s RMAP as “Conformant.” The RMAP provides information regarding those smelters or refiners that, following an independent third-party audit, have been found to be compliant with the RMAP’s assessment protocols to assure sourcing of only conflict-free materials.

OECD Step 3 – Design and Implement a Strategy to Respond to Identified Risks

The Company expects to take the following steps, among others, to improve its due diligence measures, increase supply chain transparency and further mitigate the risk that the conflict minerals contained in its products may finance or benefit armed groups in the Covered Countries:

•	continue to track communication with suppliers to attempt to increase the response rate and improve the content and accuracy of the supplier CMRT responses;

•	continue to engage suppliers to obtain current, accurate and complete information about the supply chain, smelters, refiners and mineral origin;

•	ensure inclusion of covenants regarding the use of and reporting for conflict minerals in its purchase contracts for tinplate steel and in its standard form purchase orders for its can-making machinery business;

•	encourage suppliers to implement responsible sourcing and to request that suppliers encourage smelters and each of their refiners to obtain a “conflict-free” designation from an independent third-party auditor; and

•	report findings from Crown’s conflict minerals due diligence compliance process to senior management.

OECD Step 4 – Carry Out an Independent Third-Party Audit of Supply Chain Due Diligence

The Company does not have any direct relationships with smelters or refiners that process conflict minerals, and it does not perform or direct audits of these entities within its supply chain. As an alternative, the Company intends to rely on information collected and provided by independent third-party audit programs, such as the RMAP, when necessary.

OECD Step 5 – Report on Supply Chain Due Diligence

Crown files this CMR on Form SD with the SEC. Crown also publishes this CMR on its website at www.crowncork.com/investors/sec-filings.

Due Diligence Results

Facilities and Country of Origin of 3TG

Metal Packaging Products

Twenty-seven (27) smelters supply tin to Crown’s tinplate steel suppliers. Tin from any of these smelters may be used in Crown’s metal packaging products. Tin is the only conflict mineral identified in the Company’s metal packaging business. Every one of these tin smelters has been identified by the RMI as “Conformant” or was cleared by the Company’s own due diligence investigation.

Can-Making Machinery Products

As a result of Crown’s RCOI process and due diligence for its can-making machinery business products, which account for less than 2% of Crown’s net sales, Crown identified as in-scope and contacted a total of fifty-eight (58) suppliers. Fifty-four (54) suppliers, representing more than 93% of the suppliers contacted and, collectively, more than 94% of the can-making machinery business’s annual purchases of raw materials and components, responded to Crown’s inquiry. Of the suppliers who provided completed CMRTs, four (4) suppliers indicated the intentional addition or use of 3TG in their products or production process but were unable to identify the smelters that provided the 3TG found in the products sourced to the can-making machinery business. The information provided by those four suppliers was often incomplete or unverifiable. Additionally, based on the information provided by Crown’s suppliers, it cannot be verified that all the smelters identified contributed to parts that ended up in Crown products.

All tin smelters that provided tin to the Company’s tinplate steel suppliers, and therefore to the Company, were specifically identified by the Company’s tinplate steel suppliers. Schedule 1 lists the countries of origin of the tin processed by smelters verified by the RMI and identified by the Company’s tinplate steel suppliers. Because of the long supply chain from most smelters to the component suppliers to the Company’s can-making machinery business, information provided to the Company by its component suppliers did not enable the Company to verify the country of origin for all of the 3TG added to the specific parts that ended up in Crown’s can-making machinery products.

Due Diligence Improvements

Crown will undertake the following steps during the next compliance period:

•	update its request for information process to reinforce Crown’s expectations regarding conflict minerals;

•	further engage with suppliers that provided incomplete or uncertain information and with the few that did not respond to the request for information for calendar year 2017;

•	further engage with relevant trade associations to share, define and improve best practices in accordance with OECD guidance; and

•	continue to direct suppliers to the RMI for information and encourage them to support the RMI’s efforts through membership.

Forward-Looking Statements

All information contained in this CMR, other than statements of historical fact, constitute forward-looking statements within the meaning of federal securities laws. These forward-looking statements involve a number of risks, uncertainties, assumptions and other factors including, among other things, Crown’s suppliers’ responsiveness and cooperation with Crown’s due diligence efforts, Crown’s ability to implement improvements in its conflict minerals compliance program, changes to the sourcing status of smelters and refiners in Crown’s supply chain, and Crown’s ability to identify and mitigate related risks in Crown’s supply chain. Crown undertakes no obligation to review or update any forward-looking statements to reflect events or circumstances occurring after filing this CMR with the SEC.

Schedule 1

Belgium, Bolivia, Brazil, China, Hong Kong, Indonesia, Malaysia, Peru, Taiwan, Thailand